EX. 99.28(d)(13)(v)

Amendment

to the Investment Sub-Advisory Agreement Among

Jackson National Asset Management, LLC,

Neuberger Berman Investment Advisers LLC, and

Jackson Variable Series Trust

This Amendment is made by and among Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), Neuberger Berman Investment Advisers LLC, (formerly Neuberger Berman Fixed Income LLC), a Delaware limited liability company and registered investment adviser (the “Sub-Adviser”), and Jackson Variable Series Trust, a Massachusetts business trust (the “Trust”).

Whereas, the Adviser, the Sub-Adviser, and the Trust (the “Parties”) entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015, as amended (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of the Trust, as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay sub-advisory fees as set forth on Schedule B to the Agreement to the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser, and the Sub-Adviser agreed to accept such sub-advisory fees as full compensation under the Agreement for such services and expenses.

Whereas, the Parties agreed to amend the sub-advisory fees, as set forth on Schedule B to the Agreement, to reflect fee reductions for the JNL/Neuberger Berman Currency Fund and the JNL/Neuberger Berman Risk Balanced Commodity Strategy Fund, effective April 30, 2018.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated April 30, 2018, attached hereto.

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3)
Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective as of April 30, 2018.

Jackson National Asset Management, LLC		Neuberger Berman Investment Advisers LLC

By:	/s/ Mark D. Nerud	By:	/s/ Brian Kerrane
Name:	Mark D. Nerud	Name:	Brian Kerrane
Title:	President and CEO	Title:	MD

Jackson Variable Series Trust

By:	/s/ Kristen K. Leeman
Name:	Kristen K. Leeman
Title:	Assistant Secretary

Schedule B
Dated April 30, 2018
(Compensation)

JNL/Neuberger Berman Currency Fund
Average Daily Net Assets	Annual Rate

All Assets	0.30%

JNL/Neuberger Berman Risk Balanced Commodity Strategy Fund
Average Daily Net Assets	Annual Rate

$0 to $400 Million	0.29%
Over $400 Million	0.20%

B-1